[Northern Tier Energy, Inc. Letterhead]

May 30, 2012

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 7, 2012

File No. 333-178457

Dear Mr. Schwall:

Set forth below are the responses of Northern Tier Energy, Inc., a Delaware corporation (the “Company,” “we, “us” or “our”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2012 (the “Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-178457), filed on May 7, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Form S-1 (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

Our Relationship with ACON Refining and TPG Refining, page 7

1. We note your response to comment 3 in our letter dated February 28, 2012. Please disclose under the above-referenced heading in your Prospectus Summary the payments you intend to make to ACON and TPG in connection with the equity offering Disclose both the success fee payment to be made pursuant to the management services agreement and the distributions to ACON Refining and TPG Refining.

Securities and Exchange Commission

May 30, 2012

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to disclose the success fee payment to be made pursuant to the management services agreement and the distributions to be made to ACON Refining and TPG Refining from the net proceeds of the contemplated offering. Please see page 7 of Amendment No. 3.

How We Make Distributions, page 87

2. Please refer to the following sentence on page 87: “During the PIK period, the board of directors of our general partner will cause distributions in respect of our PIK units to be payable in additional PIK units.” Please revise your disclosure to clarify which entity will issue the PIK units and to whom the PIK units will be issued. Also clarify, if true, that PIK units will be issued only to Northern Tier Holdings.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that the PIK units will be issued by Northern Tier Energy LP and that initially Northern Tier Holdings LLC will hold all of the PIK units. Please see pages 15, 71 and 88 of Amendment No. 3. We note that, as described on page 218 of Amendment No. 3, the PIK units are transferable to the same extent as are the Northern Tier Energy LP common units, and therefore, after the consummation of the contemplated offering, Northern Tier Holdings LLC may determine to transfer all or a portion of the PIK units it holds.

3. Please clarify, if true, that the acronym “PIK” stands for “Payment In Kind.”

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that on page 16 of Amendment No. 3, we indicate that the distributions of additional PIK units on PIK units are distributions in kind or distributions of equity. The Form of First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, the form of which is filed as Exhibit 3.2 to Amendment No. 3 (the “LP Agreement”), does not use the term “PIK” as an acronym; the units are designated as “PIK Common Units” in the LP Agreement. However, for an abundance of clarity, we have revised the disclosure to clarify that the acronym PIK stands for “Payment in Kind.” Please see pages 15 and 16 of Amendment No. 3.

4. Please disclose whether there is any requirement that in order for you to make a distribution of PIK units you must also make a cash distribution at the same time to public holders of your common units.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that in order to make a distribution on our PIK units, we will have to have sufficient available cash to have paid them in cash and must pay a simultaneous cash distribution to the holders of our common units. Please see pages 16 and 88 of Amendment No. 3.

Securities and Exchange Commission

May 30, 2012

5. Please disclose whether there is any requirement that amounts distributed on PIK units and on common units be the same on a per-unit basis.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that the number of PIK units that will be distributed on a PIK unit in lieu of a quarterly cash distribution will equal a fraction, the numerator of which is the amount of the cash distribution paid on a common unit and the denominator of which is the volume-weighted average price of a common unit for the 10 trading days immediately preceding the ex-dividend date for the associated distribution in respect of the common unit. This calculation is intended to provide the holders of the PIK units with a number of PIK units equal in value on a per unit basis to the cash being distributed to common unitholders. Please see pages 16, 71 and 93 of Amendment No. 3.

6. Please disclose how many additional PIK units could be issued and how many additional common units could be issued upon conversion of PIK units. Disclose whether there are any limits.

RESPONSE:

We respectfully acknowledge the Staff’s comment and note that we are not able at this time to determine the number of PIK units that may be issued because the number will be based upon the number and price of common units to be issued in the contemplated offering. In addition, we note that the number of common units that will be issued upon conversion of the PIK units will be equal to the number of PIK units issued in connection with the contemplated offering plus the number of PIK units, if any, that have been distributed to holders of our PIK units at any time that cash distributions were paid to the holders of our common units.

7. We note your disclosure on page 87 that “[f]ollowing the end of the PIK period, each outstanding PIK unit will be converted into a common unit and entitled to receive any distributions in cash.” Please disclose how this conversion will take place. For example, disclose whether the conversion will be triggered automatically upon the occurrence of a specified event. Also, with respect to your disclosure on page 214 that you may register PIK units for resale, please clarify your current intentions.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to indicate that the PIK units will be automatically converted to common units immediately following the end of the PIK period. Please see pages 16, 71 and 89 of Amendment No. 3. Additionally, we have revised the disclosure to indicate that we have no current intentions to register the PIK units for resale; however, we may be required to do so by Northern Tier Holdings under the amended and restated registration rights agreement we will enter into in connection with the contemplated offering. Please see pages 222 and 223 of Amendment No. 3.

Securities and Exchange Commission

May 30, 2012

The Partnership Agreement, page 201

8. Several lawsuits are currently challenging the validity of choice of forum provisions in corporate organizational documents. Please disclose that although you have included a choice of forum clause in your partnership agreement it is possible that a court could rule that the provision is inapplicable or unenforceable.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to indicate that the enforceability of choice of forum provisions has been challenged in legal proceedings and it is possible that a court could fine these types of provisions to be inapplicable or unenforceable. Please see page 211 of Amendment No. 3.

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Securities and Exchange Commission

May 30, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins LLP at 713.758.3613.

Very truly yours,

NORTHERN TIER ENERGY, INC.

By:	/s/ PETER T. GELFMAN
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

cc:	Douglas McWilliams, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

M. Breen Haire, Baker Botts L.L.P.